SCHEDULE 13D
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______________)*

Power3 Medical Products, Inc.

(Name of Issuer)

Common Stock. par value $.001

(Title of Class of Securities)

73836A 10 3

(CUSIP Number)

Helen R. Park
3400 Research Forest Drive, Suite B2-3
The Woodlands, TX  77381
(281) 466-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73836A 103	SCHEDULE 13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Park
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	10,000,000 shares
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	10,000,000 shares
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 73836A 103	SCHEDULE 13D	Page 3 of 4

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 (the “Common Stock”), of Power3 Medical Products, Inc., a New York corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3400 Research Forest Drive, Suite B2-3, The Woodlands, TX 77381.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed by Helen R. Park (the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Party’s principal business and principal office is  3400 Research Forest Drive, Suite B2-3, The Woodlands, TX 77381.

The Reporting Party is a United States citizen whose present principal occupation is Interim Chief Executive Officer for the Issuer.

During the last five years, the Reporting Party has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 18, 2008, the Reporting Party received a convertible promissory note in the original principal amount of $150,000, which was convertible into 5,000,000 shares of the Common Stock, and warrants to purchase an additional 5,000,000 shares of the Common Stock for $0.04 per shares.  The note and warrants were issued to the Reporting Party by the Issuer as payment for consulting services provided for the Issuer by the Reporting Party prior to her service as Interim Chief Executive Officer of the Issuer beginning September 7, 2008.  As Interim Chief Executive Officer of the Issuer, the Reporting Party will be compensated on a monthly basis with cash and 100,000 shares of the Common Stock, subject to an increase in the authorized Common Stock, which is expected to take place on or about January 26, 2009.

Item 4.	Purpose of Transaction

The Reporting Party has acquired all of the shares of Common Stock for investment purposes and has no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Party directly beneficially owns 10,000,000 shares of Common Stock. The 10,000,000 shares of Common Stock beneficially owned constitute 6.3% of the Issuer’s outstanding shares of Common Stock, based upon 149,559,044 shares of Common Stock outstanding as of December 10, 2008 and calculated in accordance with Rule 13d-3(d).

Except for the shares of Common Stock acquired beneficially through the receipt of the note and warrants (as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by the Reporting Party during the past 60 days.

No other person is known by the Reporting Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Party does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

CUSIP No. 73836A 103	SCHEDULE 13D	Page 4 of 4

Item 7.	Materials to be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Party certifies that the information set forth in this statement is true, complete and correct.

January 27, 2009

/s/ Helen R. Park
Helen R. Park, individually